INVESTMENT AGREEMENT
THIS INVESTMENT AGREEMENT, dated as of November 30, 2015 (this “Agreement”), is made and entered into by and among SEACOR Holdings Inc., a Delaware corporation (“SEACOR”), SEACOR Marine Holdings Inc., a Delaware corporation (the “Company”), and the Investors listed on Schedule I attached hereto.
PRELIMINARY STATEMENTS
This Agreement is being entered into by and among the parties hereto as an inducement to the Investors to purchase $175.0 million principal amount of the Company’s 3.75% Convertible Senior Notes due 2022 (the “Notes”) pursuant to the Convertible Senior Note Purchase Agreement dated as of November 30, 2015, by and among the Company and the purchaser parties thereto (the “Note Purchase Agreement”), which purchase is occurring contemporaneously with the execution and delivery of this Agreement.
In consideration of the Investors’ purchase of the Notes and the mutual covenants and agreements contained herein, the parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01    Defined Terms. In addition to terms defined elsewhere herein, the following terms shall have the following respective meaning for purposes hereof including the Exhibits hereto.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Board of Directors” means the board of directors of the Company or a committee thereof duly authorized to act on behalf of such board.
“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity but excluding any debt securities convertible into such equity.
“Company Spin-Off” means the proposed spin-off of the Company to the shareholders of SEACOR.
“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s-length transaction not involving undue pressure or compulsion to complete the transaction on the part of either party. Fair Market Value shall be as agreed between the Company and the Investors or as determined by an Independent Financial Advisor.
“Holdings” means SEACOR and its Subsidiaries (including the Company and its Subsidiaries prior to the Company Spin-Off).
“Independent Financial Advisor” means an investment banking or accounting firm of national standing or any third-party appraiser of national standing designated by the Board of Directors with the consent of the Investors (which consent shall not be unreasonably withheld or delayed); provided, however, that such firm or appraiser is not an Affiliate of the Company.

“Investor” means any of the entities listed on Schedule A, or any group of the entities on Schedule A collectively, any of their respective Affiliates and any investment fund owned and controlled by any such entity or such Affiliate that owns Notes (or securities converted or exchanged from the Notes.
“Party” means each of SEACOR and the Company.
“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.
“Remainco” means SEACOR and its Subsidiaries other than the Company and its Subsidiaries.
“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.
Section 1.02     Interpretation of Certain Terms. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole, including the Exhibits hereto, and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.
ARTICLE II

CERTAIN RELATED PARTY TRANSACTIONS
Section 2.01     Shared and IT Services. Prior to the Company Spin-Off, Remainco shall allocate to, and charge the Company for, a portion of the overall costs to Holdings for the following services as set forth on Exhibit A-1 hereto: Accounts Payable; Cash Management; Human Resources; Benefits; Payroll; IT-FIN and IT-NET.
Exhibit A-1 also contains an illustrative example of such charges with respect to the fiscal quarter ended September 30, 2015.
Section 2.02     Corporate Charges.
(a)    Prior to the Company Spin-Off, Remainco shall allocate and charge to the Company a flat fee at the rate of $7.7 million per annum for the corporate services listed on Exhibit A-2.
(b)    Prior to the Company Spin-Off, the Company will (i) pay or reimburse SEACOR for the out of pocket third party transaction expenses set forth on Exhibit A-3 hereto in each case to the extent incurred in connection with the transactions between Holdings and the Investors or the Company Spin-Off and (ii) be separately responsible for any out of pocket third party transaction expenses, including third party investment advisor, legal or other professional fees and expenses in respect of mergers or acquisitions, purchases or sales of assets, financings or other transactions specific to the Company or any of its Subsidiaries.
(c)    At the time of the Company Spin-Off, Remainco will charge the Company a fee for severance and restructuring costs equal to the lesser of $3 million and 50% of the severance and restructuring costs actually incurred by Remainco in connection with the Company Spin-Off.

Section 2.03     Issuance of Capital Stock. Prior to the Company Spin-Off and except as contemplated by Exhibit D, the Company shall not issue any Capital Stock except at Fair Market Value; provided that with respect to any issuance of Capital Stock, the Company shall offer to sell to each Investor a number of such securities (“Offered Securities”) so that the percentage ownership of each Investor following the purchase of such Offered Securities would be equal to the percentage ownership for such Investor immediately prior to such issuance of securities. The Company shall give each Investor at least thirty (30) days prior written notice of any proposed issuance, which notice shall disclose in reasonable detail the proposed terms and conditions of such issuance (the “Issuance Notice”). Each Investor shall be entitled to purchase such securities at the same price, on the same terms (including, if more than one type of security is issued, the same proportionate mix of such securities), and at the same time as the securities are issued by delivery of written notice to the Company of such election within thirty (30) days after delivery of the Issuance Notice. Notwithstanding the foregoing, in lieu of offering to sell any Offered Securities to the Investors at the time the Company issues such Capital Stock, the Company may comply with the provisions of this Section 2.03 by making an offer to sell to the Investors such Offered Securities promptly after such sale is effected (or, as determined by the Company, the purchaser of such Capital Stock shall offer to sell to the Investors such Offered Securities). In such event, the amount of Offered Securities that each Investor shall be entitled to purchase hereunder shall be determined by taking into consideration the actual amount of Capital Stock sold by the Company so as to achieve the same economic effect as if such offer would have been made prior to such issuance.
Section 2.04     Other Related Party Transactions.
(a)     Prior to the Company Spin-Off and for so long as the Company is an Affiliate of Remainco, the written consent of the Investors (which shall not be unreasonably withheld or delayed) will be required with respect to any transaction (or series of related transactions) between Remainco, on the one hand, and the Company or any of its Subsidiaries, on the other hand, that is not contemplated by the other provisions of this Article II or by Article III hereof and that (i) is not undertaken on terms at least as favorable to the Company or its Subsidiaries as those generally obtainable in an arms-length transaction with a non-Affiliate or (ii) that involves in excess of $120,000 or that is otherwise material to the Company and its Subsidiaries taken as a whole. Such consent right shall not transfer with any sale or transfer of the Notes by an Investor to any other Person other than an Affiliate of such Investor or an investment fund or funds managed by an Affiliate of such Investor.
(b)    Prior to the Company Spin-Off, the Company shall use a portion of the net proceeds from the sale of the Notes to purchase from Remainco the following: (A) marketable security positions, at original cost, in publicly traded (in the U.S. or outside of the U.S.) offshore marine related companies, including, without limitation, debt and equity holdings and put/call equity options relating thereto; and (B) debt positions in offshore marine related equipment, at the outstanding balance then remaining on such positions, in each case as set forth on Exhibit A-4. The Company currently shares and, following the Company Spin-Off, the Company will continue to share facilities in Houston, Texas and New York, New York with Remainco, and costs therefor shall be allocated between the Company and Remainco as allocated as set forth on Exhibit A-5.
Section 2.05     Related Opportunities. Prior to the Company Spin-Off and for a period of six months thereafter and for so long as the Company is an Affiliate of Remainco, Remainco shall (a) share with the Company all acquisition opportunities that primarily relate to the business of the Company (a “Related Opportunity”) and (b) not consummate any such Related Opportunity prior to the Company Spin-Off without the prior written consent of the Investors or, after the Company Spin-Off, without the prior written consent of the Company. For the avoidance of doubt, Remainco shall not be deemed an affiliate of the Company following a spin-off of the Company by Remainco solely as a result of any overlap in the persons serving as directors or officers of both companies.
Section 2.06     Permitted Use of Note Proceeds. The Company will pay to SEACOR up to $25.0 million of the proceeds of the Investors’ purchase of the Notes in satisfaction of a corresponding amount of any intercompany debt owed by the Company and its Subsidiaries to Remainco, and the Company will distribute to SEACOR any remaining balance of such $25.0 million. All intercompany debt payable by the Company or any of its Subsidiaries to Remainco, or by Remainco to the Company or any of its Subsidiaries, will be extinguished prior to the Company Spin-Off.
ARTICLE III

COMPANY SPIN-OFF TERMS
Section 3.01     Company Spin-Off Terms.
(d)    SEACOR and the Company shall enter into the following agreements to effect the Company Spin-Off and govern their relationship following the Company Spin-Off:
(i)    A Distribution Agreement having the principal terms set forth on Exhibit B.
(ii)    A Transition Services Agreement having the principal terms set forth on Exhibit C.
(iii)    An Employee Matters Agreement having the principal terms set forth in Exhibit D.
(iv)    A Tax Matters Agreement having the principal terms set forth on Exhibit E.
(e)    From the date hereof and upon the Company Spin-Off the certificate of incorporation of the Company and by-laws of the Company shall be substantially in the form attached hereto as Exhibits F and G respectively.
(f)    It is understood and agreed that the terms of the documents and agreements listed in Section 3.01(a) and Section 3.01(b) may be modified, amended or supplemented, and additional agreements between SEACOR and the Company may be executed and delivered in connection with the Company Spin-Off, as may be deemed necessary or appropriate by the Board of Directors of SEACOR to facilitate the Company Spin-Off; provided that no modification, amendment, supplement or additional agreement that would be adverse to the Company and its Subsidiaries or the Investors’ interest therein in any material respect shall be effected without the prior written consent of the Investors.
(g)    From and after the Company Spin-Off, the Company will use reasonable best efforts, subject in all cases to its directors’ fiduciary duties, to cause a person designated by the Investors to be appointed as a director (including nominating such person for election by the Company’s stockholders) if the Investors, solely as a result of the conversion of Notes into shares of common stock of the Company, own collectively 10% or more of the outstanding shares of common stock of the Company and continues to own at least 10% of the outstanding shares of common stock of the Company. The Company shall reimburse such director for the reasonable documented out-of-pocket expenses (including travel and lodging) of such director incurred in connection with attendance of meetings of the Board of Directors (and committees thereof).
ARTICLE IV

MISCELLANEOUS
Section 4.01     Notices. Unless otherwise specified herein, all notices, consents, approvals, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given or delivered (a) when personally delivered, (b) the second (2nd) calendar day following the day on which the same has been delivered prepaid to an internationally recognized air courier service, (c) when transmitted via email (including via attached .pdf document) to the email address set forth below if the sender on the same day sends a confirming copy of such notice by an internationally recognized delivery service (charges prepaid), or (d) the fifth (5th) calendar day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address or email address set forth below (or such other address or email address as such party may specify by notice to the Company in accordance with this Section 4.01:
(a)    if to SEACOR, to:
SEACOR Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, Florida
Attn: Paul Robinson
Telephone: 954-627-5206
Email: probinson@ckor.com

with a copy (which shall not constitute notice) to:
Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, New York 10005
Attn: David Zeltner
Telephone: 212-530-5003
Email: dzeltner@milbank.com
(b)    if to the Company, to:
SEACOR Marine Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, Florida
Attn: Paul Robinson
Telephone: 954-627-5206
Email: probinson@ckor.com

with a copy (which shall not constitute notice) to:
Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, New York 10005
Attn: David Zeltner
Telephone: 212-530-5003
Email: dzeltner@milbank.com
(c)    if to the Investors, to:
c/o The Carlyle Group
520 Madison Avenue, 39th Floor
New York, NY 10022
Attn: Rodney Cohen, David Stonehill
Email: Rodney.Cohen@carlyle.com
David.Stonehill@carlyle.com

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attn: Armand A. Della Monica
Email: adellamonica@kirkland.com

Section 4.02     Successors and Assigns.    Except as provided herein, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties; provided that no party shall assign its rights or obligations hereunder without the prior written consent of the other parties hereto.
Section 4.03     Amendment and Waiver.    Except as heretofore expressly provided otherwise, this Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given; provided that the same are in writing and signed by each of the parties hereto.
Section 4.04     Counterparts.     This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signatures sent by facsimile or as an electronic copy (including in .pdf format) shall constitute originals.
Section 4.05     Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
Section 4.06     Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND NEW

YORK CIVIL PRACTICE LAWS AND RULES 327(b)) BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
Section 4.07     Entire Agreement. This Agreement together with the Notes and the other Operative Documents (as defined in the Note Purchase Agreement) are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Notes and the other Operative Documents supersede all prior agreements and understandings between the parties with respect to such subject matter. Nothing in any of this Agreement, the Notes or the other Operative Documents shall confer upon any other Person other than the parties hereto any right, remedy or claim under this Agreement.
Section 4.08     Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of each Investor’s rights and privileges shall be enforceable to the fullest extent permitted by law.
Section 4.09     Submission to Jurisdiction; Waiver of Service and Venue. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the U.S. District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Notes or any other document, instrument or agreement executed or delivered in connection herewith or therewith, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(a)    Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Note Purchase Agreement, the Notes or any other document, instrument or agreement executed or delivered in connection herewith or therewith in any court referred to in this Section 4.09. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
(b)    Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.01. Nothing in this Agreement, the Notes Purchase Agreement, the Notes or any other document, instrument or agreement executed or delivered in connection herewith or therewith will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 4.10     Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTE PURCHASE AGREEMENT, THE NOTES OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHER THEORY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.10.
Section 4.11     No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
Section 4.12     Attachments. The exhibits attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein, except in the event of any conflict between any of the provisions of such exhibits and the provisions of this Agreement, the provisions of this Agreement shall prevail.
Section 4.13     No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Holdings shall have any liability for any obligations of SEACOR or the Company under the Notes, the Operative Documents (as defined in the Note Purchase Agreement), or any claim based on, in respect of, or by reason of, such obligations or their creation.
Section 4.14     Termination.
(a)    This Agreement, other than the provisions of Section 2.05, Section 3.01(d) and this Article IV, shall terminate upon the completion of the Company Spin-Off.
(b)    This Agreement shall terminate in full upon the earliest to occur of (i) the sale or other disposition of the Company prior to the Company Spin-Off as a result of which the Company ceases to be a Subsidiary of SEACOR, and (ii) the exchange by the Investors of 50% or more in principal amount of the Notes for common stock of SEACOR and (iii) the first time the Investors and their Affiliates and funds managed by the Investors and their Affiliates hold less than the lesser of (X) $50.0 million in aggregate principal amount of Notes and (Z) Notes and common stock of the Company representing 5% of common stock outstanding, assuming the conversion of all such Notes held by the Investors and their Affiliates and funds managed by the Investor and their Affiliates.
(c)    On the date (if any) that the Company represents in excess of 75% of the consolidated book value of Holdings’ assets, the provisions of Schedule II hereto shall come into force and effect and this Agreement, other than the provisions of Schedule II hereto, and this Article IV, shall terminate.

(d)    No termination of all or a portion of this Agreement pursuant to this Section 4.14 shall relieve any party for liability for any breach of any representation or failure to perform any covenant in this Agreement prior to such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SEACOR HOLDINGS INC.

By:
Name:
Title:

SEACOR MARINE HOLDINGS INC.

By:
Name:
Title:
[CARLYLE]

By:
Name:
Title:

SCHEDULE I

Investor
CEOF II DE I AIV, L.P.
CEOF II Coinvestment (DE), L.P.
CEOF II Coinvestment B (DE), L.P.

SCHEDULE II
In the event of the termination of the Agreement as provided in Section 4.14(c) thereof, the following provisions shall come into force and effect:
(a)    Subject to Section clause (g) below, the Board of Directors of SEACOR shall conduct at least one meeting of the Board of Directors during each of the Company’s fiscal quarters.
(b)    Subject to Section clause (g) below, to the extent permitted by applicable Laws (as defined in the Note Purchase Agreement), the Investors shall have the right to appoint (or designate) one representative reasonably acceptable to SEACOR (the “Board Observer”) present (whether in person or by telephone) at all meetings of the Board of Directors (and committees thereof) of SEACOR. While such representatives designated pursuant to this clause (b) shall be entitled to participate in discussions and consult with, and make proposals and furnish advice to, the Board of Directors or committee thereof, such representatives shall not be entitled to vote at any such meetings. SEACOR shall notify the Board Observer of all regular meetings and special meetings of the Board of Directors (and committees thereof) of SEACOR. SEACOR shall provide the Board Observer with copies of all notices, minutes, consents and other material that it provides to all other members of the Board of Directors (and committees thereof) of SEACOR concurrently as such materials are provided to the other members. A majority of the members of the Board of Directors (or committee) shall be entitled to recuse the Board Observer from portions of any meeting and to redact portions of any board or committee materials delivered to the Board Observer where and to the extent that such majority determines, in good faith (and, with respect to items (i) and (iii) below, upon advice of counsel), that (i) such recusal is reasonably necessary in the opinion of counsel to preserve attorney-client privilege with respect to a material matter, (ii) there exists, with respect to any deliberation or board or committee materials, an actual or potential conflict of interest between the Board Observer, the Investors and SEACOR, or (iii) such recusal is required by applicable Laws (including any federal securities laws).
(c)    Subject to Section clause (g) below, to the extent permitted by applicable Laws, SEACOR will permit, and will cause each of its Significant Subsidiaries (as defined in the Note Purchase Agreement) to permit, representatives and independent contractors of the Investors to visit and inspect any of its properties, to examine its corporate, financial, insurance and operating records during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to SEACOR; provided that, the Investors shall not exercise such rights more often than three (3) times during any calendar year. Notwithstanding anything to the contrary in this Schedule II, SEACOR will not be required to disclose, permit the inspection, examination, or discussion of, any document, information or other matter that (a) constitutes non-financial trade secrets or non-financial proprietary information, (b) in respect of which disclosure to the Investors (or their respective representatives or contractors) is prohibited by Law or any binding agreement or (c) is subject to attorney-client or similar privilege or constitutes attorney work product. Any visit, inspection or examination pursuant to this clause (c) shall be at the expense of the Investors.
(d)    It shall be a condition of the appointment of the Board Observer that the Board Observer, if requested by SEACOR, shall have agreed in writing to customary and reasonable confidentiality provisions entered into by board observers.
(e)    SEACOR shall indemnify and hold harmless, any Board Observer to the same extent as the members of the Boards of Directors are indemnified and held harmless pursuant to SEACOR’s Organization

Documents (as defined in the Note Purchase Agreement). SEACOR agrees to use commercially reasonable efforts to provide for coverage of the Board Observer under the policies of officers’ and directors’ liability insurance maintained from time to time by SEACOR; provided, however, that nothing herein shall require SEACOR to incur any materially increased premium or other costs or acquire any new insurance policies in order to extend such coverage to the Board Observer. SEACOR shall reimburse the Board Observer for the reasonable documented out-of-pocket expenses (including travel and lodging) of such Board Observer incurred in connection with attendance of meetings of the Boards of Directors (and committees thereof) pursuant to clause (b) above.
(f)    SEACOR will use reasonable best efforts, subject in all cases to its directors’ fiduciary duties, to cause a person appointed by the Investors to be appointed as a director (including nominating such person for election by SEACOR’s stockholders) if the Investors, solely as a result of the exchange of Notes for shares of common stock of SEACOR, own collectively 10% or more of the outstanding shares of Common Stock of SEACOR and continue to own collectively at least 10% of the outstanding shares of common stock of SEACOR.
(g)    The provisions of this Schedule II other than clause (f) shall automatically terminate and will be of no further effect at the first time the Investors and their Affiliates and funds managed by the Investors and their Affiliates hold less than the lesser of (i) $50.0 million in aggregate principal amount of Notes and (ii) Notes and common stock of Remainco representing 5% of common stock outstanding, assuming the conversion of all such Notes held by the Investors and its Affiliates and funds managed by the Investors and their Affiliates.